VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	1
Valneva SE 6-K EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS 2022

VALNEVA
A European Company (Societas Europaea) with a Management and a Supervisory Board
Registered offices:
6 rue Alain Bombard, 44800 SAINT-HERBLAIN - France
Nantes Companies Register (RCS) No. 422 497 560

Unaudited Interim Condensed Consolidated financial statements as at September 30, 2022 and for the nine months ended September 30, 2022

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	2

1. UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
1.1 Unaudited Interim Condensed Consolidated Statements of Income (Loss)

€ in thousand	Nine months ended September 30,
(except per share amounts)	2022	2021
Product sales	74,421	45,469
Other revenues	175,481	24,379
Revenues	249,902	69,847

Cost of goods and services	(202,726)	(159,586)
Research and development expenses	(75,385)	(117,234)
Marketing and distribution expenses	(13,089)	(15,000)
General and administrative expenses	(23,267)	(31,664)
Other income and expenses, net	7,472	16,034
OPERATING LOSS	(57,093)	(237,603)

Finance income	59	240
Finance expenses	(13,395)	(12,137)
Foreign exchange gain/(loss), net	(26,492)	5,334
Result from investments in associates	9	(120)
LOSS BEFORE INCOME TAX	(96,912)	(244,286)

Income tax income/(expense)	(2,163)	(1,647)
LOSS FOR THE PERIOD	(99,075)	(245,933)

Losses per share for profit/loss for the period attributable to the equity holders of the Company, expressed in € per share
basic	(0.92)	(2.51)
diluted	(0.92)	(2.51)

1.2 Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)

€ in thousand	Nine months ended September 30,
	2022	2021
Loss for the period	(99,075)	(245,933)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Currency translation differences	(1,488)	(143)
Items that will not be reclassified to profit or loss	-	-
Defined benefit plan actuarial gains/(losses)	168	—
Other comprehensive loss for the period, net of tax	(1,320)	(143)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE COMPANY	(100,395)	(246,076)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	4
2 UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

€ in thousand	September 30,	December 31,
	2022	2021
ASSETS
Non-current assets	221,548	231,520
Intangible assets	29,652	32,700
Right of use assets	47,679	48,285
Property, plant and equipment	122,980	125,545
Investments in associates	—	2,124
Deferred tax assets	2,943	3,582
Other non-current assets	18,294	19,282
Current assets	476,535	585,832
Inventories	96,462	124,098
Trade receivables	57,732	44,013
Other current assets	59,165	71,036
Cash and cash equivalents	261,042	346,686
Assets classified as held for sale	2,134	—
TOTAL ASSETS	698,083	817,352
EQUITY
Capital and reserves attributable to the Company’s equity holders	164,983	170,581
Share capital	17,603	15,786
Share premium	501,638	409,258
Other reserves	51,791	52,512
Retained earnings/(Accumulated deficit)	(306,974)	(233,549)
Loss for the period	(99,075)	(73,425)
LIABILITIES
Non-current liabilities	158,889	277,791
Borrowings	93,364	50,726
Lease liabilities	52,643	53,687
Contract liabilities	2,974	4,741
Refund liabilities	6,587	158,970
Provisions	1,357	8,308
Deferred tax liabilities	1,784	1,290
Other liabilities	181	69
Current liabilities	374,211	368,979
Borrowings	12,494	7,107
Trade payables and accruals	74,973	68,119
Income tax liability	137	83
Tax and Employee-related liabilities	16,036	17,249
Lease liabilities	3,118	3,135
Contract liabilities	6,906	124,017
Refund liabilities	225,712	95,611
Provisions	27,691	48,708
Other liabilities	7,145	4,950
TOTAL LIABILITIES	533,100	646,771
TOTAL EQUITY AND LIABILITIES	698,083	817,352

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	5

3 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

€ in thousand	Nine months ended September 30,
	2022	2021
Cash flows from operating activities
Loss for the period	(99,075)	(245,933)
Adjustments for non-cash transactions	17,784	34,851
Changes in non-current operating assets and liabilities	(155,970)	4,210
Changes in working capital	48,830	244,948
Cash generated from/(used in) operations	(188,431)	38,076
Income tax paid	(1,082)	(1,624)
Net cash generated from/(used in) operating activities	(189,513)	36,452

Cash flows from investing activities
Purchases of property, plant and equipment	(22,465)	(68,973)
Purchases of intangible assets	(76)	(938)
Interest received	59	45
Net cash used in investing activities	(22,483)	(69,866)

Cash flows from financing activities
Proceeds from issuance of common stock, net of costs of equity transactions	93,998	85,061
Disposal of treasury shares	—	209
Proceeds from borrowings, net of transaction costs	38,141	—
Repayment of borrowings	(1,793)	(1,956)
Payment of lease liabilities	(2,171)	(1,948)
Interest paid	(6,544)	(6,734)
Net cash generated from/(used in) financing activities	121,631	74,632

Net change in cash and cash equivalents	(90,365)	41,218
Cash and cash equivalents at beginning of the period	346,642	204,394
Exchange gains/(losses) on cash	1,814	2,324
Restricted cash	2,951	43
Cash and cash equivalents at end of the period	261,042	247,948
>

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	6

4 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

€ in thousand (except number of shares)	Number of shares issued	Share capital	Share premium	Other reserves	Retained earnings/ (Accumula-ted deficit)	Profit/ (loss) for the period	Total equity
Balance as at January 1, 2021	90,970,562	13,646	244,984	52,342	(169,156)	(64,393)	77,422
Total comprehensive loss	-	-	-	(143)	-	(245,933)	(246,076)
Income appropriation	-	-	-	-	(64,393)	64,393	-
Share-based compensation expense:
- value of services	-	-	-	1,825	-	-	1,825
- exercises	799,450	120	2,105	-	-	-	2,225
Treasury shares	-	-	-	209	-	-	209
Issuance of ordinary shares, May 2021	8,145,176	1,222	88,375	-	-	-	89,597
Cost of equity transactions, net of tax	-	-	(6,761)	-	-	-	(6,761)
Balance as at September 30, 2021	99,915,188	14,987	328,703	54,234	(233,549)	(245,933)	(81,559)

Balance as at January 1, 2022	105,239,085	15,786	409,258	52,512	(233,549)	(73,425)	170,581
Total comprehensive loss	-	-	-	(1,320)	-	(99,075)	(100,395)
Income appropriation	-	-	-	-	(73,425)	73,425	-
Share-based compensation expense:	-	-	-				-
- value of services	-	-	-	599	-	-	599
- exercises	2,563,011	384	3,333	-	-	-	3,718
Treasury shares	-	-	-	-	-	-	-
Issuance of ordinary shares, June 2022	9,549,761	1,432	89,195	-	-	-	90,627
Cost of equity transactions, net of tax	-	-	(148)	-	-	-	(148)
Balance as at September 30, 2022	117,351,857	17,603	501,638	51,791	(306,974)	(99,075)	164,983